

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

Mail Stop 3561

May 2, 2016

Rik J. Deitsch
Chief Executive Officer
Greenhouse Solutions, Inc.
8400 East Crescent Parkway, Suite 600
Greenwood Village, Colorado 80111

> **Re:    Greenhouse Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed August 3, 2015**
> **File No. 0-54759**

Dear Mr. Deitsch:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ William H. Thompson

     William H. Thompson
     Accounting Branch Chief
     Office of Consumer Products

cc:    John G. Michak III, Chief Operating Officer